UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

RAIT Financial Trust

(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Henry C. Herms

Almanac Realty Investors, LLC

1251 Avenue of the Americas, 44th Floor

New York, NY 10020

(212) 403-5413

with a copy to:

Arnold S. Jacobs, Esq.

Proskauer Rose LLP

Eleven Time Square

New York, NY 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227609

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) ARS VI Investor I, LLC 46-1084410
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,455,150
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,455,150
(11)	Aggregate amount beneficially owned by each reporting person 6,455,150
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 11.5%
(14)	Type of reporting person* OO

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Almanac Realty Securities VI, L.P. 45-3321596
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,455,150
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,455,150
(11)	Aggregate amount beneficially owned by each reporting person 6,455,150
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 11.5%
(14)	Type of reporting person* PN

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Almanac Realty Partners VI, LLC 45-3321324
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,455,150
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,455,150
(11)	Aggregate amount beneficially owned by each reporting person 6,455,150
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 11.5%
(14)	Type of reporting person* OO

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Matthew W. Kaplan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,455,150
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,455,150
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,455,150
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 11.5%
(14)	Type of reporting person* IN, HC

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

Item 3 – Source and Amount of Funds or Other Consideration.

The following shall be added to Item 3:

A third draw down under the Purchase Agreement occurred on December 18, 2012 (the “Third Draw Down”). At the Third Draw Down, the Investor paid $25.0 million of the Total Commitment, of which $2,296,500 was allocated to the Warrants, and the Issuer issued an additional 2,482,750 Warrants to the Investor.

The funds used for the acquisition of the Warrants issued at the Third Draw Down came from the working capital of the Investor, which in turn was obtained from capital contributions from the limited partners of the Fund.

The final paragraph of Item 3 shall be deleted in its entirety and replaced with the following:

The description of the Purchase Agreement and Warrants herein is a summary and is qualified in its entirety by the terms of the Purchase Agreement and the Common Share Purchase Warrants, dated October 17, 2012, November 15, 2012 and December 18, 2012, between the Issuer and the Investor (collectively, the “Warrant Agreements”). The Purchase Agreement was previously reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2012 and is incorporated herein by reference. The Warrant Agreements were previously reported in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012, November 21, 2012 and December 18, 2012, respectively, and are incorporated herein by reference.

Item 5 – Interest in Securities of the Issuer.

Item 5(a),(b) shall be deleted in its entirety and replaced with the following:

(a),(b) According to certain representations and warranties of the Issuer contained in documents delivered to the Investor at the Third Closing, as of December 18, 2012, there were 49,913,142 issued and outstanding Common Shares. After giving effect to the issuance of the securities at the First Draw Down, the Second Draw Down and the Third Draw Down, the Reporting Persons have reason to believe that there are 49,913,142 issued and outstanding Common Shares.

The Fund reports beneficial ownership of 6,455,150 Common Shares, representing 11.5% of issued and outstanding Common Shares.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 6,455,150 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 6,455,150 shares of Common Stock.

The Fund specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

The GP reports beneficial ownership of 6,455,150 Common Shares, representing 11.5% of issued and outstanding Common Shares.

The GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 6,455,150 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 6,455,150 shares of Common Stock.

The GP specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

The Investor reports beneficial ownership of 6,455,150 Common Shares, representing 11.5% of issued and outstanding Common Shares.

The Investor has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 6,455,150 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 6,455,150 shares of Common Stock.

The Investor specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

Mr. Kaplan may be deemed the beneficial owner of 6,455,150 Common Shares, representing 11.5% of issued and outstanding Common Shares.

Mr. Kaplan has the sole power to vote or direct the vote of 6,455,150 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 6,455,150 shares of Common Stock; and has shared power to dispose or direct the disposition 0 shares of Common Stock.

Mr. Kaplan specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The final paragraph of Item 6 shall be deleted in its entirety and replaced with the following:

At the First Closing, the Issuer issued 1,347,133.4 Common Share Appreciation Rights (“SARs”) to the Investor. At the Second Closing, the Issuer issued an additional 1,347,133.4 SARs to the Investor. At the Third Closing, the Issuer issued an additional 1,683,916.75 SARs to the Investor. The SARs were previously reported on the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012, November 21, 2012 and December 18, 2012, respectively, and are incorporated herein by reference.

Item 7 – Material to be Filed as Exhibits.

The following shall be added to Item 7:

Exhibit 2 – Joint Filing Agreement dated December 19, 2012, between the Fund, the GP, the Investor and Mr. Kaplan.

Common Share Purchase Warrant No. 3 dated December 18, 2012 issued by the Issuer to the Investor, reported as Exhibit 4.1 to the Issuer’s Report on Current Form 8-K filed with the Securities and Exchange Commission on December 18, 2012.

Common Share Appreciation Right No. 3 dated December 18, 2012 issued by the Issuer to the Investor, reported as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 19th day of December, 2012.

Almanac Realty Securities VI, L.P.

By:	Almanac Realty Partners VI, LLC, its general partner

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

Almanac Realty Partners VI, LLC

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

ARS VI Investor I, LLC

By:	/s/ Henry C. Herms
Name:	Henry C. Herms
Title:	Treasurer

/s/ Matthew W. Kaplan
Matthew W. Kaplan